DEBENHAMS
1 Welbeck Street
London W1G 0AA
T: 020 7408 4444
www.debenhams.com

File No: *82-34989*

13 December 2007

FIRST CLASS MAIL
Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washinton, D.C. 20549
United States

Dear Sirs

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act 1934 ("The Act"), please find enclosed copies of announcements made to the London Stock Exchange and documents filed with the Registrar of Companies during the period 30 October to 12 December 2007. A schedule detailing the enclosures filed to date is also attached.

Yours faithfully

Sarah Carne
Assistant Company Secretary

12/27

Word/sarah/dbpc/sec/l-usa

PLC – REGISTRATION NUMBER: 5448421
FILINGS WITH SEC SINCE 9 MAY 2006

DATE DOCUMENTS FILED WITH REGISTRAR OR ANNOUNCED TO STOCK EXCHANGE	*TYPE OF FILING*	*DATE FILED WITH SEC*
9-5-06 – 2 JUNE 06	See Exhibit B attached to application letter	8 June 2006
2 June 2006	Form 288b – Secretary Resignation	3 July 2006
6 June 2006	Stock Exchance Announcement – Directors' Interests (MS)	3 July 2006
19 June 2006	Stock Exchance Announcement – Directors' Interests (MS)	3 July 2006
20 June 2006	Stock Exchance Announcement – S.198	3 July 2006
27 June 2006	Stock Exchance Announcement – Block Listing Application	3 July 2006
8 August 2006	Stock Exchange Announcement – Roches Acquisitions	23 August 2006
11 August 2006	Stock Exchange Announcement – S.198	23 August 2006
23 August 2006	Stock Exchange Announcement – S.198	23 August 2006
4 September 2006	Stock Exchange Announcement – S.198	19 September 2006
18 September 2006	Stock Exchange Announcement – Trading Update	19 September 2006
26 September 2006	Stock Exchange Announcement – Notification of Directors Details (DM)	25 October 2006
24 October 2006	Stock Exchange Announcement – Preliminary Results September 2006	25 October 2006
1 November 2006	Form 122/Mem & Arts	10 November 2006
6 November 2006	Stock Exchange Announcement – Directors' Interests	10 November 2006
6 November 2006	Stock Exchange Announcement – S.198	10 November 2006
10 November 2006	Shareholder Mailing – Annual Report/Proxy	10 November 2006
10 November 2006	Stock Exchange Announcement – Notification of filing of Shareholder Mailing with UKLA	10 November 2006
10 November 2006	Stock Exchange Announcement – Annual Information Update	10 November 2006
22 November 2006	Stock Exchange Announcement – S198	4 December 2006
24 November 2006	Stock Exchange Announcement – Directors' Interests	4 December 2006

12 December 2006	Stock Exchange Announcement – AGM Statement	12 December 2006
12 December 2006	Stock Exchange Announcement – AGM Results	12 December 2006
12 December 2006	AGM Resolutions filed with Registrar of Companies	12 December 2006
20 December 2006	Stock Exchange Announcement – Voting Rights	8 January 2007
27 December 2006	Stock Exchange Announcement – Blocklisting Returns	8 January 2007
2 January 2007	Stock Exchange Announcement – S.198	8 January 2007
8 January 2007	Stock Exchange Announcement – S.198	8 January 2007
8 January 2007	Stock Exchange Announcement – S.198	22 January 2007
12 January 2007	Stock Exchange Announcement – S.198	22 January 2007
12 January 2007	Stock Exchange Announcement – S.198	22 January 2007
16 January 2007	Stock Exchange Announcement – Trading Update	22 January 2007
17 January 2007	Stock Exchange Announcement – S.198	22 January 2007
19 January 2007	Stock Exchange Announcement – S.198	22 January 2007
22 January 2007	Annual Accounts for the year ended 2 September 2006	22 January 2007
31 January 2007	Stock Exchange Announcement – Major Interests	19 February 2007
7 February 2007	Stock Exchange Announcement – Major Interests	19 February 2007
15 February 2007	Stock Exchange Announcement – Major Interests	19 February 2007
23 February 2007	Stock Exchange Announcements – Directors Notifications of Interest (J Lovering, R Templeman & C Woodhouse)	5 March 2007
2 March 2007	Stock Exchange Announcment – Major Interests	5 March 2007
8 March 2007	Stock Exchange Announcement – Major Interests	23 March 2007
16 March 2007	Stock Exchange Announcement – Trading Statement	23 March 2007
21 March 2007	Stock Exchange Announcement – Major Interests	23 March 2007
23 March 2007	Stock Exchange Announcement – Major Interests	23 March 2007
13 April 2007	Stock Exchange Announcement – Major Interests	20 April 2007
17 April 2007	Stock Exchange Announcement – Interim Results	20 April 2007
17 April 2007	Stock Exchange Announcement – Resignation of Director	20 April 2007
18 April 2007	Stock Exchange Announcement – Major Interests	20 April 2007
18 April 2007	Stock Exchange Announcement – Major Interests	20 April 2007
20 April 2007	Director Resignation filed with Registrar of Companies	1 June 2007

1 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
8 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
9 May 2007	Stock Exchange Announcements – Directors Notifications of Interest (M. Sharp)	1 June 2007
24 May 2007	Annual return – form 363a	1 June 2007
29 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
30 May 2007	Stock Exchange Announcement – Debenhams Store Visits	1 June 2007
30 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
4 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
6 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
7 June 2007	Stock Exchange Announcement – PDMR Shareholding	20 July 2007
12 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
22 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
22 June 2007	Stock Exchange Announcement – Director's Declaration	20 July 2007
27 June 2007	Stock Exchange Announcement – Director's Declaration	20 July 2007
27 June 2007	Stock Exchange Announcement – Blocklisting Interim Review	20 July 2007
27 June 2007	Stock Exchange Announcement – Blocklisting Interim Review	20 July 2007
27 June 2007	Stock Exchange Announcement – Dublin Store	20 July 2007
12 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
16 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
16 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
17 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
17 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
20 July 2007	Stock Exchange Announcement – Bauger Press Comment	13 September 2007
1 August 2007	Stock Exchange Announcement – PDMR Shareholding	13 September 2007
1 August 2007	Stock Exchange Announcement – PDMR Shareholding`	13 September 2007
1 August 2007	Stock Exchange Announcement – Major Interests	13 September 2007
2 August 2007	Stock Exchange Announcement – Major Interests	13 September 2007
21 August 2007	Stock Exchange Announcement – Major Interests	13 September 2007

29 August 2007	Stock Exchange Announcement – Major Interests	13 September 2007
17 September 2007	Stock Exchange Announcement – Major Interests	29 October 2007
18 September 2007	Stock Exchange Announcement – Trading Update	29 October 2007
21 September 2007	Stock Exchange Announcement – Major Interests	29 October 2007
26 September 2007	Stock Exchange Announcement – Major Interests	29 October 2007
8 October 2007	Stock Exchange Announcement – Major Interests	29 October 2007
15 October 2007	Stock Exchange Announcement – Major Interests	29 October 2007
15 October 2007	288a and 288b filed with Registrar of Companies dealing with replacement of Secretary	29 October 2007
23 October 2007	Stock Exchange Announcement – Preliminary Announcement	29 October 2007
29 October 2007	Stock Exchange Annnouncement – PDMR Shareholding	29 October 2007
30 October 2007	Stock Exchange Announcement – Major Interests	13 December 2007
2 November 2007	Stock Exchange Announcement – Major Interests	13 December 2007
5 November 2007	Stock Exchange Announcement – Shareholder Mailing	13 December 2007
5 November 2007	Stock Exchange Announcement – Annual Information Update	13 December 2007
12 November 2007	Stock Exchange Announcement - Major Interests	13 December 2007
4 December 2007	Stock Exchange Announcement – Major Interests	13 December 2007
4 December 2007	Stock Exchange Announcement – Appointment of Managing Director	13 December 2007
4 December 2007	Stock Exchange Announcement – Results of AGM	13 December 2007
6 December 2007	Stock Exchange Announcement – Director Declaration	13 December 2007
6 December 2007	Stock Exchange Announcement – Major Interests	13 December 2007

RNS ANNOUNCEMENTS

REG-Debenhams plc Holding(s) in Company

Released: 06/12/2007

RNS Number:3528J
Debenhams plc
06 December 2007

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Debenhams plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Bestinver Gestion S.A., SGIIC

4. Full name of shareholder(s) (if different from 3):

31 investment institutions managed by Bestinver Gestion S.A., SGIIC

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

December 3rd 2007

6. Date on which issuer notified:

December 5th 2007

7. Threshold(s) that is/are crossed or reached

10%

8. Notified details:

Class/type of shares

ISIN: GB00B126KH97

Voting rights attached to shares

Situation previous to the Triggering Transaction: 85,559,786 ordinary shares of 0.01p each.

Percentage of voting rights: 9.9%.

Resulting situation after the triggering transaction: 87,089,228 ordinary shares of 0.01p each

Number of voting rights Direct None, Indirect 87,089,228 ordinary shares;

Percentage of voting rights Direct None, Indirect 10.14%.

B: Financial Instruments

N/A

Total A +B

Number of voting rights 87,089,228

Percentage of voting rights 10.14%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.

n/a

Proxy Voting:

10. Name of the proxy holder:
n/a

11. Number of voting rights proxy holder will cease to hold:

n/a

12. Date on which proxy holder will cease to hold voting rights:
n/a

13. Additional Information:

14. Contact Name/Telephone Number:

Paul Eardley

Company Secretary

Telephone:02074083529

END
HOLILFIVFDLRIID

RNS ANNOUNCEMENTS

REG-Debenhams plc Director Declaration

Released: 06/12/2007

RNS Number:3229J
Debenhams plc
06 December 2007

Debenhams plc, Registration Number : 5448421

Director Declaration

Following the announcement of the appointment of Angela Spindler to the Board of Debenhams plc as Managing Director with effect from 4th February 2008, the Company confirms that there are no matters requiring disclosure in relation to Listing Rule 9.6.13 R

Paul Eardley
Company Secretary

6 December 2007

END
RDNFSFFSMSWSEIE

RNS Number:1764J
Debenhams plc
04 December 2007

Debenhams plc, Registration Number: 5448421

Results of Annual General Meeting

Debenhams plc held its Annual General Meeting for shareholders at 3.30pm today at 1 Welbeck Street, London W1G 0AA. All resolutions set out in the Notice of Meeting were approved by shareholders on a show of hands.

In accordance with Listing Rule 9.6.18, the following resolutions are those which were passed at the meeting concerning special business:-

Resolution 10 - Electronic Communications

To authorise the Company to send or supply documents or information to shareholders by electronic means, including making the documents or information available on the Company's website.

Resolution 11 - Authority to allot securities

That the directors be and they are hereby generally and unconditionally authorised for the purposes of Section 80 of the Companies Act 1985 ("the Act") to exercise all the powers of the Company to allot relevant securities (within the meaning of that section) up to an aggregate nominal value of £28,632 provided that this authority shall expire at the Company's next AGM after the passing of this resolution and that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement notwithstanding that the authority conferred by this resolution has expired.

Resolution 12 - Disapplication of pre-emption rights

That subject to the passing of the previous resolution the directors be and they are hereby empowered pursuant to section 95 of the Act to allot equity securities for cash as if section 89 (1) of the Act did not apply to such allotment provided that this power shall be limited to the allotment of equity securities:

a) in connection with an offer of such securities by way of rights to holders of ordinary shares in proportion (as nearly as may be practicable) to their respective holdings of such shares, but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory, or the requirements of any regulatory body or stock exchange; and

b) otherwise than pursuant to sub-paragraph a) above up to an aggregate nominal amount of £4,294

and shall expire on the conclusion of the next Annual General Meeting of the

company after the passing of this resolution, save that the company may, before such expiry make an offer or agreement which would or might require equity securities as to be allotted after such expiry and the directors may allot equity securities in pursuance of any such offer or agreement notwithstanding that the power conferred by this resolution has expired.

Resolution 13 - Authority for Debenhams plc to buy its own shares

That the Company be and is hereby authorised to make market purchases (within the meaning of section 163(3) of the Act) of shares, subject to the following conditions:

a) the maximum number of shares authorised to be purchased may not be more than 85,897,439;

b) the minimum price which may be paid for a share is £0.0001 being the nominal value of each share;

c) the maximum price which may be paid for each share shall be the higher of: (i) an amount equal to 105 per cent of the average of the middle market quotations of a share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is contracted to be purchased; and (ii) an amount equal to the higher of the price of the last independent trade of a share and the highest current independent bid for a share as derived from the London Stock Exchange Trading System (SETS);

d) unless previously renewed, varied or revoked the authority shall expire at the close of the next AGM of the Company or 18 months from the date of this resolution (whichever is earlier); and

e) a contract to purchase shares under this authority may be made prior to the expiry of this authority, and concluded in whole or in part after the expiry of this authority.

A summary of the AGM presentation including the proxy votes received for each resolution will be available on the Company's website: www.debenhams.com.

Paul Eardley

Company Secretary

4 December 2007

END

RNS ANNOUNCEMENTS

REG-Debenhams plc Board Appointment

Released: 04/12/2007

RNS Number:1343J
Debenhams plc
04 December 2007

4 December 2007

DEBENHAMS PLC
APPOINTMENT OF MANAGING DIRECTOR

Debenhams plc ("Debenhams" or "the Company") is pleased to announce the appointment of Angela Spindler to the Board of Debenhams as Managing Director. She will join the Company on 4 February 2008.

Angela was previously Global Managing Director of George, the highly successful clothing division of Asda/Wal-Mart, where she was responsible for all aspects of the George business including the international development of the brand. Angela previously held senior positions at Cadbury Schweppes and Pedigree Masterfoods.

Angela will join Debenhams in the newly created role of Managing Director and will report directly to Rob Templeman, Chief Executive. She will have direct responsibility for the future development of the Debenhams brand and for Marketing, Visual & Creative and the Company's fast growing online business.

Rob Templeman, Chief Executive of Debenhams, said:

''We are delighted that Angela has agreed to join the team at Debenhams. Her wealth of experience in retail and brand management at the helm of one of the largest fashion and clothing retailers, together with her broader knowledge of retailing, will considerably strengthen the Board. I am looking forward to working with Angela as we take the Company to the next stage in its development.''

Enquiries:

Analysts/Shareholders
Debenhams plc
Rob Templeman, Chief Executive
Lisa Williams, Investor Relations: 020 7408 3304

Media
Financial Dynamics
Jonathon Brill: 020 7269 7170

High resolution images are available for media to view and download free of charge from www.prshots.com/Debenhams.

Notes to Editors

Debenhams is a leading department stores group with a strong presence in key product categories, such as womenswear, menswear, homeware and health and beauty.

Debenhams has a total of 137 department stores in the UK and Republic Ireland and 9 Desire by Debenhams stores, which are a new small store concept featuring a mix of womenswear, accessories, lingerie, cosmetics and childrenswear. Debenhams has a further 38 international franchise stores in 16 countries and an online store available at www.debenhams.com.

Debenhams is the second largest department store chain in the UK.

Designers at Debenhams include Ted Baker, Jasper Conran, Theo Fennell, Pearce Fionda, Frost French, Betty Jackson, Ben de Lisi, Julien Macdonald, John Richmond, John Rocha and Matthew Williamson.

END
BOATIBTTMMAMBAR

RNS Number:1884J
Debenhams plc
04 December 2007

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Debenhams plc

2. Reason for the notification

An acquisition or disposal of voting rights.

3. Full name of person(s) subject to the notification obligation:

J P Morgan Chase & Co

4. Full name of shareholder(s) (if different from 3.):

J P Morgan Securities Limited & J P Morgan Asset Management (UK) Limited

5. Date of the transaction (and date on which the threshold is crossed or reached if different)[i]:

29 November 2007

6. Date on which issuer notified:

3 December 2007

7. Threshold(s) that is/are crossed or reached

12%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares: GB00B126KH97

Situation previous to the Triggering Transaction: 106,869,759 ordinary shares of 0.01p each, Number of voting rights: 106,869,759.

Resulting situation after the triggering transaction: Number of shares: 101,069,494 , Number of voting rights: 95,419,848 (direct) & 5,649,646 (indirect), % of voting rights: 11.11% (direct) 0.66% (indirect).

B: Financial Instruments

N/A

Total A +B

Number of voting rights 101,069,494 = 11.77% of voting rights

9. Chain of controlled undertakings through which the voting rights and/or the

financial instruments are effectively held, if applicable.

Total disclosable holding for J P Morgan Chase & Co: 101,069,494 (11.77%)

Holdings by controlled undertakings of J P Morgan Chase & Co. are as follows:-

J P Morgan Securities Limited: 95,419,848 (11.11%)

J P Morgan Asset Management (UK) Limited

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting irghts proxy holder will cease to hold:

N/A

12. Date of which proxy holder will cease to hold voting rights:

N/A

13. Additional Information:

14. Contact Name:

Paul Eardley

Company Secretary

15. Contact telephone number:

020 7408 3529

END

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Debenhams plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3):

N/A

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

17/10/07

6. Date on which issuer notified:

2/11/07

7. Threshold(s) that is/are crossed or reached

Above 3% (L&G)

8. Notified details:

Class/type of shares

ISIN: ORD-GB00B126KH97

A: Voting rights attached to shares

Situation previous to the Triggering Transaction: Below 3%

Resulting situation after the triggering transaction: Number of shares: 26,365,191, Number of voting rights: Direct: 26,365,191, Indirect: n/a; Percentage of voting rights: Direct 3.06%, Indirect N/A.

B: Financial Instruments

N/A

Total A +B

Number of voting rights 26,365,191, % of voting rights 3.06%.

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.

Legal & General Group Plc (direct and indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group plc (Direct) (L&G) (26,365,191 – 3.06% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)

Legal & General Assurance (Pensions Management) Limited (PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:
n/a

11. Number of voting rghts proxy holder will cease to hold:

n/a

12. Date on which proxy holder will cease to hold voting rights:
n/a

13. Additional Information:

14. Contact Name/Telephone Number:

Paul Eardley

Company Secretary

Telephone: 0207 408 3529

5 November 2007

Debenhams plc ("the Company")
Annual Information Update
AVS Number: 753211

Annual Information Update for the period 3 September 2006 up to and including 2 September 2007.

In accordance with Prospectus Rule 5.2, the Company sets out below a summary of the information which has been published or made available to the public during the period. The information referred to in this Update was up to date at the time the information was published, but some information may now be out of date.

The following announcements were made during the period to the London Stock Exchange via RNS. They were also subsequently filed with the Securities & Exchange Commission (file number: 82-34989) in accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act 1934.

Announcements made during the period were:-

Date of Announcement	*Headline of Announcement at Stock Exchange*
29 August 2007	Holding(s) in Company
21 August 2007	Holding(s) in Company
2 August 2007	Holding(s) in Company
1 August 2007	Holding(s) in Company
1 August 2007	Director/PDMR Shareholding
1 August 2007	Director/PDMR Shareholding
20 July 2007	Baugur Group Statement re Press Comment
17 July 2007	Holding(s) in Company
17 July 2007	Holding(s) in Company
16 July 2007	Holding(s) in Company
16 July 2007	Holding(s) in Company
12 July 2007	Holding(s) in Company
27 June 2007	Dublin Store
27 June 2007	Blocklisting Interim Review
27 June 2007	Blocklisting Interim Review
27 June 2007	Director Declaration
22 June 2007	Director Declaration
22 June 2007	Holding(s) in Company
12 June 2007	Holding(s) in Company
7 June 2006	Director/PDMR Shareholding
6 June 2007	Holding(s) in Company
4 June 2007	Holding(s) in Company

30 May 2007	Holding(s) in Company
30 May 2007	Debenhams Store Visits
29 May 2007	Holding(s) in Company
9 May 2007	Director/PDMR Shareholding
8 May 2007	Holding(s) in Company
1 May 2007	Holding(s) in Company
18 April 2007	Holding(s) in Company
18 April 2007	Holding(s) in Company
17 April 2007	Directorate Change
17 April 2007	Interim Results
13 April 2007	Holding(s) in Company
23 March 2007	Holding(s) in Company
21 March 2007	Holding(s) in Company
16 March 2007	Trading Statement
8 March 2007	Holding(s) in Company
2 March 2007	Holding(s) in Company
23 February 2007	Director/PDMR Shareholding
23 February 2007	Director/PDMR Shareholding
23 February 2007	Director/PDMR Shareholding
15 February 2007	Holding(s) in Company
7 February 2007	Holding(s) in Company
31 January 2007	Holding(s) in Company
19 January 2007	Holding(s) in Company
17 January 2007	Holding(s) in Company
16 January 2007	Trading Statement
12 January 2007	Holding(s) in Company
12 January 2007	Holding(s) in Company
8 January 2007	Holding(s) in Company
8 January 2007	Holding(s) in Company
2 January 2007	Holding(s) in Company
27 December 2006	Blocklisting Interim Review
27 December 2006	Blocklisting Interim Review
20 December 2006	Total Voting Rights
12 December 2006	Result of AGM
12 December 2006	AGM Statement
24 November 2006	Director/PDMR Shareholding
22 November 2006	Holding(s) in Company
10 November 2006	Annual Information Update
10 November 2006	Annual Report and Accounts
6 November 2006	Director/PDMR Shareholding
6 November 2006	Holding(s) in Company
24 October 2006	Final Results – Part 1
24 October 2006	Final Results – Part 2
24 October 2006	Final Results – Part 3
26 September 2006	Director Declaration
18 September 2006	Trading Statement
4 September 2006	Holding(s) in Company

The following filings were made during the period to the Registrar of Companies, Companies House, Crown Way, Maindy, Cardiff CF4 3UZ. They were also subsequently filed with the Securities & Exchange Commission (file number: 82-34989) in accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act 1934.

Filings submitted during the period were:-

Date Posted on Companies House Direct Website (www.direct.companieshouse.gov.uk)	*Document Filed*
6 June 2007	Form 363a – Annual Return
3 May 2007	Form 288b – Director Resignation
9 May 2007	288c – Director's Particulars Changed
27 January 2007	Accounts for the year ended 2 September 2006
19 December 2006	Resolutions regarding the disapplication of pre-emption rights and the authority to allot securities
9 November 2006	Form 122 – Notice of consolidation
9 November 2006	Memorandum and Articles of Association

For further information, please contact:-

Paul Eardley
Company Secretary
Tel: 020 7408 3529

5 November 2007

AVS Number: 074667

Debenhams plc: Annual Report and Associated Documents

The following documents have today been submitted to the Document Viewing Facility at the UK Listing Authority, The Financial Services Authority, 15 The North Colonnade, Canary Wharf, London E14 5HS:-

1. Annual Report & Accounts 2007 (includes Notice of Annual General Meeting to be held on 4 December 2007)
2. Proxy Form.
3. Letter to Shareholder regarding shareholder communications.

Copies of the above documents may also be obtained direct from the Company Secretary at the Company's registered office, 1 Welbeck Street, London W1G 0AA.

For further information, please contact:-

Paul Eardley
Company Secretary
Tel: 020 7408 3529

RNS ANNOUNCEMENTS

REG-Debenhams plc Holding(s) in Company

Released: 02/11/2007

RNS Number:9402G
Debenhams plc
02 November 2007

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Debenhams plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Brandes Investment Partners, L.P.

4. Full name of shareholder(s) (if different from 3):

Various clients of Brandes Investment Partners, L.P.

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

September 26th 2007

6. Date on which issuer notified:

September 28th 2007

7. Threshold(s) that is/are crossed or reached

5%

8. Notified details:

Class/type of shares

ISIN: US2427371040

A: Voting rights attached to shares

Situation previous to the Triggering Transaction: 2,788,720 ADR (unsponsored programme) and 29,010,210 ordinary shares of 0.01p each, % of voting rights:

4.68%.

Resulting situation after the triggering transaction: Number of shares 2,820,575 ADR (unsponsored programme) and 33,173,820 ordinary shares Number of voting rights Direct None, Indirect 2,820,575 ADR (unsponsored programme) and 33,173,820 ordinary shares; Percentage of voting rights Direct None, Indirect 5.18%.

B: Financial Instruments

N/A

Total A +B

Number of voting rights 2,820,575 ADR (unsponsored programme) and 33,173,820 ordinary shares, % of voting rights 5.18%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.

n/a

Proxy Voting:

10. Name of the proxy holder:
n/a

11. Number of voting rghts proxy holder will cease to hold:

n/a

12. Date on which proxy holder will cease to hold voting rights:
n/a

13. Additional Information:

14. Contact Name/Telephone Number:

Paul Eardley

Company Secretary

Telephone: 0207 408 3529

END
HOLILFISLLLFIID

RNS Number:5988G
Debenhams plc
30 October 2007

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Debenhams plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Credit Suisse Securities (Europe) Limited

4. Full name of shareholder(s) (if different from 3):

Credit Suisse Securities (Europe) Limited

Credit Suisse International

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

25/10/07

6. Date on which issuer notified:

29/10/07

7. Threshold(s) that is/are crossed or reached

Below 3%

8. Notified details:

Class/type of shares

ISIN: ORD-GB00B126KH97

A: Voting rights attached to shares

Situation previous to the Triggering Transaction: 25,833,875 ordinary shares of 0.01p each, Number of voting rights: 25,833,875.

Resulting situation after the triggering transaction: Number of shares Below 3% Number of voting rights Direct below 3%, Indirect N/A; Percentage of voting rights Direct below 3%, Indirect N/A.

B: Financial Instruments

N/A

Total A +B

Number of voting rights Below 3%, % of voting rights Below 3%.

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.

Credit Suisse Securities (Europe) Limited, Credit Suisse International and Credit Suisse Investment Banking are part of the Investment Banking Division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercisies its voting rights independently from other divisions of CSG.

Proxy Voting:

10. Name of the proxy holder:
n/a

11. Number of voting rghts proxy holder will cease to hold:

n/a

12. Date on which proxy holder will cease to hold voting rights:
n/a

13. Additional Information:

14. Contact Name/Telephone Number:

Paul Eardley

Company Secretary

Telephone: 0207 408 3529

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